Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: April 27, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and on April 26, 2001 First Union filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as the definitive joint proxy statement/prospectus when it becomes available, and any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in the proxy statement, dated March 13, 2001, for First Union's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 19, 2001, for Wachovia's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING PRESS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA ON APRIL 27, 2001


[FIRST UNION LOGO]                                               [WACHOVIA LOGO]


                                Media Contacts
                                First Union: Laurie Hedrick    (704) 374-6092
                                Wachovia:    Jay E. Reed       (336) 732-5855






                         FIRST UNION AND WACHOVIA NAME
                  STATE AND REGIONAL LEADERSHIP FOR NEW COMPANY

CHARLOTTE and WINSTON-SALEM, N.C., April 27, 2001 - First Union Corporation (NYSE:FTU) and Wachovia Corporation (NYSE:WB) announced today the state and regional leadership for the new Wachovia's General Banking division, which will be formed following the completion of the merger of the two companies.

The merger of equals was announced last week, and the transaction is expected to close in the third quarter. The new company will be headquartered in Charlotte, and the leadership changes will be effective upon merger consummation.

The General Bank is the foundational core of the company and includes the state-based banking operations as well as the retail, small business, commercial and commercial real estate lines of business. The new combined General Bank will provide a broader distribution network for customers and be a leading financial services provider along the East Coast with the #1 market share in eight of the top 15 markets the combined company will serve.

"We want our combined company to reflect the two strong organizations that will come together to form it, and this new leadership structure will achieve that balance," said Ben Jenkins, vice chairman and head of General Banking for First Union and the new Wachovia. "This new leadership team is committed to making the transition as seamless as possible for customers and fellow employees and to maintaining strong relationships with the community. This early identification of regional leaders will allow us to focus firmly on customer service."



                                    --MORE--

First Union and Wachovia Name Leadership - page 2

New York/New Jersey/Connecticut
The New York/New Jersey/Connecticut region, headquartered in Summit N.J., will be led by Reginald E. Davis, with James E. Fitzgerald Jr. as regional president for New York, Connecticut and Northern New Jersey and Susanne Svizeny as regional president for Southern New Jersey.

Pennsylvania/Delaware
Robert L. Reid will lead the Pennsylvania/ Delaware region, headquartered in Philadelphia, with Pamela J. Lolley as regional president for Greater Philadelphia and Delaware and Jan S. Armfield as regional president for Northeast/Central Pennsylvania.


Virginia/Maryland/Washington, D.C.
James C. Cherry will lead the Virginia/Maryland/Washington, D.C., region, headquartered in Richmond, Va., with W. Jeffrey Dyckman as regional president for Hampton Roads, Va., Spencer D. Hamrick Jr. as regional president for Richmond, Va., Lindy Cockman as regional president for Charlottesville, Va., Pete Jones as regional president for Roanoke/Lynchburg/Southwest Virginia, Samuel A. Schreiber as regional president for the Metro Washington, D.C., area and J. William Knott as regional president for Baltimore, Md.

North and South Carolina
The Carolinas region, headquartered in Winston-Salem, will be led by Will B. Spence and will include David H. Parker as regional president for Eastern North Carolina, Jack O. Clayton as regional president for the Triangle area, Robert G. Hoak as regional president for the Piedmont area, Rebekah M. Lowe as regional president for Asheville/Western North Carolina, Paul G. Grube as regional president for Greater Charlotte, Kendall K. Alley as regional president for the Upstate area of South Carolina and Charles T. Cole Jr. as regional president for Columbia/Coastal South Carolina.

Georgia
D. Gary Thompson will lead Georgia, headquartered in Atlanta, with Hugh C. Long as regional president for Atlanta and David A. Stevens as regional president for Greater Georgia.

Florida
Florida, led by Robert W. Helms and headquartered in Jacksonville, will include
C. Winston Wilkinson as regional president for North Florida, Marshall E. Vermillion as regional president for Central Florida, Kent S. Ellert as regional president for Broward County, Harry W. Weede Jr. as regional president for Palm Beach County, David H. Scaff as regional president for the town of Palm Beach, Adria D. Parsons as regional president for Gulf Coast, J. Kenneth Coppedge as regional president for Tampa/St. Petersburg and Carlos A. Migoya as regional president for Dade and Monroe Counties.


                                    --MORE--

First Union and Wachovia Name Leadership - page 3

First Union (NYSE:FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states. Online banking products and services can be accessed through www.firstunion.com.

Wachovia (NYSE:WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Winston-Salem, N.C., and Atlanta, and had assets of $75.6 billion at March 31, 2001.

Additional Information
The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and First Union has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as the definitive the joint proxy statement/prospectus when it becomes available, and any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, (888)-492-6397.

First Union and Wachovia, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in the proxy statement, dated March 13, 2001, for First Union's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 19, 2001, for Wachovia's 2001 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


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